

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

January 29, 2010

W. Pierce Carson
Chief Financial Officer
Santa Fe Gold Corporation
1128 Pennsylvania NE
Albuquerque, NM 87110

> **Re:** **Santa Fe Gold Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **File No. 1-12974**
> **Filed October 13, 2009**

Dear Mr. Carson:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please correct your commission file number on the cover of your periodic and current filings to read 001-12974, which was assigned in conjunction with your filing of the Form 8-A registration statement on April 6, 1994.

2. Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

Disclosure Controls and Procedures, page 50

3.   We note your statement that your disclosure controls and procedures, "are
        designed to ensure that information required to be disclosed by the Registrant in
        reports filed or submitted by it under the Exchange Act is recorded, processed,
        summarized and reported within the time periods specified in the [SEC]'s rules
        and forms" and in your conclusion regarding management's evaluation of your
        disclosure controls and procedures, that they "are effective at alerting him on a
        timely basis to material information required to be disclosed in our periodic
        reports." Please state, if true, in either or both the definition portion of your
        disclosure controls and procedures paragraph and in the conclusion portion of the
        paragraph that your disclosure controls and procedures are both "designed to
        ensure that information required to be disclosed by the Registrant in reports filed
        or submitted by it under the Exchange Act is recorded, processed, summarized
        and reported within the time periods specified in the [SEC]'s rules and forms" and
        "are effective at alerting [management] on a timely basis to material information
        required to be disclosed in [y]our periodic reports."

4.   We note the inclusion of disclosure that no changes to your internal control over
        financial reporting. Please provide the other disclosure required pursuant to Item
        308 or 308T of Regulation S-K.

Certain Relationships and Related Transactions, page 59

5.   Please identify by name the person described as the son of your president and
        chief executive officer. See Item 404(a)(1) of Regulation S-K.

Exhibit 31.1

6.   Please revise your certifications to match the *exact* form set forth in Item
        601(b)(31) of Regulation S-K, including the omission of the introductory
        language in paragraph 4 and paragraph 4(b) referring to internal control over
        financial reporting.

Engineering Comments

Risk Factors, page 9

7.   Given the status of your properties, it would be appropriate to include risk factors
        that address risks commonly associated with reserve estimates that are based only
        on a pre-feasibility study. Please address the risks associated with the following
        points:

        • The limited amount of drilling completed to date.

- The process testing is limited to small pilot plants and bench scale testing.

- The difficulty obtaining expected metallurgical recoveries when scaling up to production scale from pilot plant scale.

- The preliminary nature of the mine plans and processing concepts.

- The resulting preliminary operating and capital cost estimates.

- Metallurgical flow sheets and recoveries are in development.

- The history of pre-feasibility studies typically underestimating capital and operating costs.

<u>Summit Silver-Gold Project; Ore Reserve, page 18</u>

8. Proven and probable reserves are disclosed for your Summit property. Please forward to our engineer as supplemental information and not as part of your filing, your feasibility study prepared by Chapman, Wood and Griswold in July 2008 and the previous April 2007 Technical Report which establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 or Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone Mr. John E. Coleman, Mining Engineer at (202) 551-3610.

9.   We note your disclosure of a gold equivalent grade in this section. Please disclose the method you used to calculate this equivalent value and the associated parameters used in the calculation. This may include your assumed metal prices and metallurgical recoveries.

Summit Silver-Gold Project; Development Activities, page 21

10.   In your discussion of your present development activities at the Summit Silver-Gold Project, we note that you disclose the assay results "are consistent with the reserve grades previously calculated." Please forward to our engineer as supplemental information, and not as part of your filing, a stope reconciliation comparing your actual tons and grade mined versus your planned tons and grade. This information should only include data from development within the planned mineralized area defined by your mine plan.

Ortiz Gold Project, page 21

11.   The instruction to paragraph (b) (5) of Industry Guide 7 states that estimated values of measures other than reserves should not be disclosed. Please remove the financial information developed and/or derived from the possible development of your mineralized materials. This would include your operating cash flow, operating costs, capital expenditures, net present value, and payback period.

History of Mining and Exploration, page 24

12.   We note that you disclose the contained ounces of gold along with your estimate
        of mineralized material in several locations. Mineralized material should only be
        reported as in place tonnage and grade, and should not be disclosed as units of
        product, such as ounces of gold or pounds of copper. Please remove your
        estimates of contained metals from your filing as they relate or are linked to
        mineralized material.

Black Canyon Mica Project, page 27

13.   In your description of the Black Canyon Mica Project, we note you disclose the
        project was operated and suspended in 2002 due to "under-capitalization and
        economic constraints." Additionally you disclose your intentions are to either
        seek a partner to provide additional capital or to sell the project. The description
        you provide is unclear regarding specific details resulting in the 2002 closure and
        the basis for a present day economic operation. Please provide further detail in
        your description to support how a capital investment will support a present day
        economic operation.

Pillar Gold Project; Location and Access, page 34

14.   We note your disclosure in this section, referring to mines and other mineral
        properties that exist in the proximity of your property.   Please describe only
        geology, history, or exploration results that are directly related to the properties
        that your company has the right to explore or mine. Accordingly, remove
        information about any mines, prospects, adjacent or analogous properties,
        deposits, occurrences, or exploration activities by other companies operating in or
        near your properties and instead focus the disclosure solely on your company's
        property.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 regarding the engineering comments. Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief